Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF B.O.S. BETTER ONLINE SOLUTIONS LTD. October 23, 2025 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided.GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via method. 1. Proposal to elect each of the following persons to serve as directors on the Company’s Board of Directors: Avi Dadon – for a term of 3 years. Eyal Cohen – for a term of 3 years. 2. Proposal to ratify and approve the indemnification and exemption arrangement for directors and officers. 3. Proposal to approve a bonus to the CEO. 4. Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders. By signing this proxy, the undersigned certifies that the undersigned is not a Controlling shareholder and has no “personal interest” under the Israeli Companies Law in proposal 3. The “Votes Required” section of the Proxy Statement includes more information on how to vote if you are a Controlling Shareholder or if you do have a “personal interest”. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030033300000000000 2 102325 FOR AGAINST ABSTAIN

Form of Proxy Card B.O.S. BETTER ONLINE SOLUTIONS LTD. PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 23, 2025 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. 14475 (Continued and to be signed on the reverse side) 1.1